Exhibit 12.1
CBL & Associates Properties, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Earnings:

Income before discontinued operations, equity in earnings and noncontrolling interests	$65,188	$75,530	$68,098	$144,819	$179,637	$267,160	$196,074
Fixed charges less capitalized interest and preferred dividends	215,847	233,736	313,209	287,884	257,067	210,914	177,219
Distributed income of equity investees	8,175	10,904	15,661	9,450	12,285	7,492	8,801
Equity in losses of equity investees for which charges arise from guarantees	-	-	-	-	-	(1,020)	-
Noncontrolling interest in earnings of subsidiaries that have not incurred fixed charges	(3,570)	(3,202)	(3,886)	(5,278)	(4,205)	(3,700)	(3,554)

Total earnings	$285,640	$316,968	$393,082	$436,875	$444,784	$480,846	$378,540

Combined fixed charges (1):
Interest expense (2)	$215,847	$233,736	$313,209	$287,884	$257,067	$210,914	$177,219
Capitalized interest	7,037	15,393	20,508	19,410	15,992	10,184	4,719
Preferred dividends(3)	31,642	30,536	36,913	34,038	30,568	30,568	18,309

Total combined fixed charges and preferred dividends	$254,526	$279,665	$370,630	$341,332	$303,627	$251,666	$200,247

Ratio of earnings to combined fixed charges	1.12	1.13	1.06	1.28	1.46	1.91	1.89

   (1)  The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
   (2)  Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
   (3)  Includes preferred distributions to the Company's partner in CW Joint Venture, LLC.